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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of  OCTOBER, 2000
                                         ---------------


                                  AMVESCAP PLC
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                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  Engaged in discussions to acquire Perpetual PLC
                                -----------------------------------------------

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LONDON 18 OCTOBER 2000, AMVESCAP PLC confirms that it is engaged in discussions to acquire Perpetual PLC. This possible transaction, if consummated, would represent a further step in AMVESCAP's strategy to build a leading position in the world's major investment markets.. This transaction would combine INVESCO's rapidly growing UK business with one of the UK's largest and most respected retail fund managers..

The consideration may comprise two shares of AMVESCAP and (pounds sterling)10 for each share in Perpetual PLC. Completion would be subject to the approval of AMVESCAP's Board of Directors, together with all other necessary approvals. There can be no assurance that current discussions will lead to an offer for Perpetual PLC.

For further information please contact:

         Doug Kidd
         Managing Director - Corporate Communications
         020 7454 3942
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 18th OCTOBER, 2000                    By /s/ MICHAEL S. PERMAN
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                                                 (Signature)

                                                Michael S. Perman
                                                Company Secretary